SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 15 October, 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

October 15, 2008

BP MAKES SIXTEENTH OIL DISCOVERY
 IN
ULTRA

DEEP
WATER BLOCK 31
,

ANGOLA

Sociedade Nacional de Combustíveis de
Angola
 (Sonangol) and BP Exploration (
Angola
) Limited today announced the Dione oil discovery in ultra-deepwater Block 31, offshore
Angola
.
This is the sixteenth discovery made by BP in Block 31 and is located in the southern portion of the block, about 9 kilometres to the south-west of the Juno-1 discovery.
Dione was drilled in a water depth of 1696 metres, some 39
0
 kilometres northwest of
Luanda
 and reached a total depth of 32
7
2
 metres below sea level.
The well test results confirmed the capacity of the reservoir to flow in excess of 5
,
000 barrels a d
ay under production conditions.
Sonangol is t
he concessionaire of Block 31
 and owns 20 per cent equity
.
BP Exploration (
Angola
) Limited as operator holds 26.67 per

cent. The other interest owners in Block 31 are Esso Exploration and Production Angola (Block 31) Limited (25 per

cent)
;
 Statoil Angola A.S. a subsidiary of StatoilHydro ASA (13.33 per cent)
;
 Marathon International Petroleum Angola Block 31 Limited (10 per

cent)
;
 and TEPA (BLOCK 31) L
imited
, a subsidiary of the Total Group
 (
5 per

cent
)
.
Note to editors

BP's involvement with
Ango
la
 goes back to the mid 1970s.
During the 1990s, BP made very substantial investments in
Angola
's offshore oil and it is now an important part of the
 company's upstream portfolio.
BP has interests in four blocks with operated interests in two
 and
has a 13.6 per cent interest in the Angola LNG project.
Operatorship of Block 31 was awarded to BP Exploration
 (
Angola
) Limited in May 1999.
The Block covers an area of 5,349 square kilometres and lies in water depths of between 1,500 and 2,500 metres.
BP also has operated interests (BP 50
 per cent
 equity) in Block 18 where Greater Plutonio started production on 1st October 2007.
BP has non-operated interests in Block 15, operated by Esso Exploration Angola (Block 15) Limited (BP 26.67
 per cent
equity) and in Block 17 operated by Total (BP 16.67
 per cent
 equity).

Further enquiries
:

Robert Wine, BP Press Office,
London
:                   +44 (0) 20 7496 4076
Amilcar Costa, BP Angola, Luanda:                         +244 2 22637408

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:   15 October, 2008

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary